SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Last update: 03/29/2018

DISTANCE VOTING BALLOT
Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 04/30/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting form (“Voting Form”) must only be filled out if the shareholder of Braskem S.A. (“Company”) decides to vote by remote voting, pursuant to CVM Instruction No. 481, dated as of

December 17, 2009, as amended (“CVM Instruction 481/09”). In this case, it is necessary that the fields above are filled out with the complete name (or corporate name) of the Company´s shareholder (“Shareholder”) and its Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF), as well as an e-mail address for eventual contact.

In addition, in order for this form to be considered valid and the votes recorded herein counted in the quorum for the Extraordinary General Meeting (“EGM”), the following instructions must be observed:

• All fields must be duly filled out;

• All pages must be initialized; and

• At the last page, the shareholder(s) or it(s) legal representative(s), as the case may be and in accordance with the applicable law and regulation, must sign the Voting Form and signature notarization will be required.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder may transmit the instructions for filling the Voting Form: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 22nd floor, Zip code 05501-050, São Paulo, SP, c/o Relations Investors Department and/or by the e-mail braskem-ri@braskem.com.br, requesting receipt confirmation); or (b) to service providers who are able to provide services for collecting and transmitting instructions for Voting Form purposes, such as: (i) the Shareholder custodian agents, if the shareholders’ shares are held in central depositary institution; or (ii) to Itaú Corretora de Valores, the financial institution hired by the Company to provide bookkeeping services for the securities that are not in central depositary institution (Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, São Paulo, SP, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itauunibanco. com.br, or by the website http://itau.com.br/securitiesservices/assembleiadigital / Phone number for the attendance of Shareholders: + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations))

The shareholder who desires to exercise its voting right by sending the Voting Form directly to the Company, pursuant to item (a) above, must send the following documents, requiring notarization and consularization or application with certified translation (in case of foreign shareholders), as the case may be, to the Company: (i) Voting Form duly filled out, with all pages initialized and signed (not being possible to be signed by digital certificate) with shareholder signature notarization; (ii) proof of the Company’s shares ownership issued by the custodian institution or by the bookkeeping agent of the Company, depending on whether its shares are deposited at the central depositary or not and, in case intends to exercise the right set forth in article 144, §§ 4 and 5 of Law No. 6.404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), the shareholder shall attest the nonstop equity capital for a period of, at least, three (3) months prior to the EGM; and (iii) copy of the following documents:

• Individuals: personal identity cards with photo and taxpayer registry document (CPF) of the shareholder (and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney);

• Legal entities: documents of constitution or articles of association or Bylaws, minutes of the meeting which elected the Board of Directors (if available) and minutes of the meeting which elected the Executive Officers containing legal representation rights for representative(s) with representation rights to attend the EGM, as well as personal identity cards with photo and taxpayer registry document (CPF) of the legal representative(s) of such company, and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney; and

• Investment funds: fund regulation and Bylaws or articles of association of administrator of the fund, as well as the minutes of the meeting that elected the legal representative(s) with representation rights to attend the EGM, as well as personal identity cards with photo and taxpayer registry document (CPF) of the legal representative(s) of such fund and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney.

The following identification documents will be accepted, so long as they have a photo ID: identity

DISTANCE VOTING BALLOT
Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 04/30/2018 card (RG and RNE), driver’s license (CNH), passports and professional class entity cards that are officially recognized as such.

In accordance with CVM Instruction 481/09, the Shareholder must transmit the Voting Form filling instructions to the custody agents no later than seven (7) days prior to the EGM that is, until April 30, 2018 (this day included). Any voting forms received by the Company after the date will be disregarded.

If the Shareholder choose to exercise its voting right by sending the Voting Form through their respective custody agents, the Shareholder must contact directly such institutions to verify the procedures established by them for the issuance of the instructions on the Voting Form, as well as the documents and information required to do so.

In accordance to article 21-U of CVM Instruction 481/09, the Company will inform the Shareholder that send the Voting Form up to three (3) days of the delivery of the Voting Forms, if the documents received are satisfactory to the requirements for votes considered valid or, if necessary, the procedures and deadlines for eventual rectifications or resend of the Voting Form, noting that such rectifications should be done in up to seven (7) days prior to the EGM, that is, by April 30, 2018 (this day included).

It should also be noted that the Company’s Management Proposal containing the documents provided as in articles 9, 10 and 12 of CVM Instruction 481/09, is available to Shareholders at the Company’s headquarters (Rua Eteno, No. 1.561, Polo Petroquímico, Camaçari, Bahia), in its website (http://www.braskem-ri.com.br), and at the website of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) (www.cvm.gov.br).

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

As mentioned on item above (“Instructions for Delivery”), the Shareholder must send the Voting Form to the following address: Rua Lemos Monteiro, No. 120, 22nd floor, Zip code 05501-050, São Paulo, SP, c/o Relations Investors Department and/or by the e-mail braskemri@ braskem.com.br, requesting confirmation of receipt.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

As mentioned on item above (“Instructions for Delivery”), the Shareholder must send the Voting Form to the following address: Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, São Paulo, SP, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website http://itau.com.br/securitiesservices/assembleiadigital.

The phone number for the attendance of Shareholders is + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations), and Mr. Marcio Conde Souza is the contact person.

Resolutions concerning the Extraordinary General Meeting (EGM)
Simple Resolution 1. Resolve the amendment of article 4 of the Company’s Bylaws due to conversion of shares byminority shareholders of class “B” preferred shares. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. Resolve the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company’s Bylaws to predict a minimum percentage of 20% of independent members of Board of Directors.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Resolve on the amendment of the Company’s Bylaws to include a Compliance chapter providing for the creation of a statutory Compliance Committee and the formalization of the existence of a compliance area in the Company.

[ ] Approve [ ] Reject [ ] Abstain

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Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 04/30/2018
City :__________________________________________________________________________
Date :_________________________________________________________________________
Signature :_____________________________________________________________________
Shareholder's Name :____________________________________________________________
Phone Number :________________________________________________________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.